Exhibit 99.1

Xanadu Announces $300 Million Synthetic At-The-Market Program

Toronto, ON | May 21st, 2026 /CNW/ -- Xanadu Quantum Technologies Limited (“Xanadu” or the “Company”; Nasdaq/TSX: XNDU), a leading photonic quantum computing company, today announced that it has entered into a synthetic at-the-market equity facility for up to $300 million (the “Program”) with YA II PN, Ltd. (“Yorkville Advisors”). The Company intends to use the net proceeds, if any, for working capital and general corporate purposes.

The Program provides Xanadu with the ability, but not the obligation, to issue and sell to Yorkville Advisors up to $300 million of its Class B subordinate voting shares in private placements over a term of three years, subject to certain limitations and conditions in the Standby Equity Purchase Agreement between Xanadu and Yorkville Advisors dated May 20, 2026 (the “SEPA”). The Company expects to access the Program opportunistically, based on prevailing market conditions and valuation levels it believes to be favorable to shareholder value.

Any net proceeds from the Program will be received directly by the Company. The Program consists exclusively of treasury offerings by the Company, with no secondary sales by existing shareholders. In connection with the launch of the Program, the Company plans to file a registration statement on Form F-1 with the U.S. Securities and Exchange Commission (the “SEC”), to qualify the re-sale of shares issued pursuant to the Program by Yorkville Advisors in accordance with applicable U.S. securities laws.

“The Program will provide us with efficient and flexible access to capital as we continue scaling and executing on our long-term roadmap towards fault-tolerant quantum computing,” said Michael Trzupek, Chief Financial Officer of Xanadu. “Our objective is to strategically and prudently tap the equity market to enable us to remain well-positioned to fund our growth strategy.”

A copy of the SEPA will be filed with the SEC (www.sec.gov) and the Canadian Securities Administrators (the “CSA”) (www.sedarplus.com). The descriptions contained in this press release are summaries only, do not purport to be complete, and are qualified in their entirety by reference to the agreement furnished as an exhibit to the Company’s Form 6-K filed with the SEC as of this date.

This press release does not constitute an offer to sell or the solicitation of offers to buy any securities of Xanadu, and shall not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Xanadu

Founded in 2016, Xanadu is a Canadian photonic quantum computing company with the mission to build quantum computers that are useful and available to people everywhere. Xanadu is building fault-tolerant quantum computers using light, with systems designed to compute at room temperature. Backed by more than $500 million USD in historical funding, Xanadu develops both hardware and software, including PennyLane, its open-source quantum computing platform. Xanadu is the first pure-play photonic quantum computing company to list on public markets (Nasdaq/TSX: XNDU) and is recognized globally for its breakthroughs in scalable quantum technologies. Visit xanadu.ai or follow on X @XanaduAI.

Contacts

Press Contact:

press@xanadu.ai

Investor Relations:

investors@xanadu.ai

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: the Program, including its size, the intended use of net proceeds therefrom, expected benefits thereof; the filing of a resale registration statement on Form F-1; the Company’s ability to continue scaling and executing on its long-term roadmap towards fault-tolerant quantum computing and the Company’s objective to strategically and prudently tap the equity market to fund its growth strategy.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements.

Such risks and uncertainties include: that Xanadu is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Xanadu’s historical net losses and limited operating history; Xanadu’s expectations regarding future financial performance, capital requirements and unit economics; Xanadu’s use and reporting of business and operational metrics; Xanadu’s competitive landscape; Xanadu’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Xanadu’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Xanadu’s reliance on strategic partners and other third parties; Xanadu’s concentration of revenue in contracts with government or state-funded entities; Xanadu’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; material weaknesses in Xanadu's internal control over financial reporting and the Company's ability to maintain internal control over financial reporting and operate as a public company; the outcome of any legal proceedings or government investigations that may be commenced against Xanadu; failure to realize the anticipated benefits of the business combination with Crane Harbor Acquisition Corp.; the Company's ability to issue equity or equity linked securities in the future; risks related to the Program, including the potential for substantial dilution to existing shareholders resulting from the issuance of Class B subordinate voting shares thereunder, the risk that sales of such shares or the perception that such sales may occur, could cause the price of the Company's Class B subordinate voting shares to decline; and other factors described in the Company's filings with the SEC and the CSA, which factors are incorporated by reference herein. These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings by the Company with the SEC and the CSA, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Xanadu’s management as of the date of this press release; subsequent events and developments may cause their assessments to change. While Xanadu may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.